INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

1

This Management’s Discussion and Analysis (“MD&A”) prepared as of November 14, 2008 reviews the financial condition and results of operations of Great Panther Resources Limited (“Great Panther” or the “Company”) for the nine month financial period ended September 30, 2008, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2007 annual audited consolidated financial statements and related notes together with Management’s Discussion and Analysis and the unaudited interim consolidated financial statements and related notes for the period ended September 30, 2008.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in Canadian dollars, unless otherwise noted.

RECENT DEVELOPMENTS

Subsequent to September 30, 2008, the Company’s operating costs at its two 100% owned Mexican mines have been lowered significantly in response to declining commodity prices. A substantial increase in electricity costs and smelter charges, mostly coming in the third quarter, also increased the emphasis on lowering the costs that the Company could control. In late September, a cost cutting program was implemented in conjunction with an increase in cut-off grades at both the Guanajuato and Topia Mines such that total operating costs for November and December are projected to be considerably lower than third quarter costs. The continuation of this program into 2009 is projected to result in a combined operating cost of US$7.40 per ounce for the two mines next year. These actions have reduced production estimates for the fourth quarter, but the annual goal, of 1.75 million Ag Eq oz is still achievable.

At Topia, the Company had been operating 14 individual mines in the district that all fed ore to the central plant, and each of which had its own cost structure due to different vein widths and grades, degree of mine development required, etc. As such, the Company has the flexibility to evaluate each of these on an individual basis and, depending upon their profitability, decide whether to keep them going or close them until metal prices recover. As a result of this process, more than half of these, mostly smaller, mines have been closed and overall tonnage from the Topia operation is expected to decrease by about 50%. Overall, head grades from the remaining mines have increased by about 25%, resulting in slightly less metal output but doing so at an operating profit. While some mining contractors have been terminated, others have been redeployed into the more profitable mines in order to boost production in these areas. Due to the rugged terrain at Topia, access to the mines is provided via tunnels into the sides of the mountains and there are no water issues, so closing individual mines is simply a matter of removing any mobile equipment and they can be reopened at any time.

At Guanajuato, several cost reductions have been implemented and the cut-off grade has been raised to 225 and 250 g/t Ag equivalent depending on the cost structure of individual mines. Production from the lower grade San Vicente Mine has been terminated and production from the Promontorio Mine has also been deferred as this area still requires some underground development and was not yet generating an operating profit. Contractors and their equipment have been moved from these areas into the higher grade and profitable Rayas Mine. Both San Vicente and Promontorio are close to surface and accessible by ramp, such that no care and maintenance is required and they can be re-opened at any time in the future. In response to the increase in electricity rates, the Guanajuato plant is now operating at a higher capacity but only 4 days per week. The Company has now signed a new contract for the sale of its concentrates from Guanajuato. The existing contract with Met-Mex Peñoles was due to expire in December and it has been mutually agreed for Guanajuato to seek an alternative purchaser for its concentrates. The new contract results in significant cost savings.

In this continuing drive to cut costs, all capital expenditures have been deferred into 2009 and will be reviewed on a quarterly basis. Any mine development that is not related to immediate production has also been deferred. Exploration has been stopped on all projects for the time being, and staffing levels have been reduced accordingly.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2008 (UNAUDITED)	2

The third quarter of 2008, while seeing record production once again, was negatively impacted by lower commodity prices and higher costs. While many mines, faced with the same negative results, have been forced to close, Great Panther’s management have taken the necessary actions to keep their operations viable. The aforementioned cost-cutting measures will have a strong positive affect in the fourth quarter such that the third quarter results should be considered in the context of a one-time event caused by the rapidity of external forces and the time required to react to them.

THIRD QUARTER HIGHLIGHTS

  6% increase in mineral sales revenue to $4.4 million for the three months ended September 30, 2008 from $4.1 million for the three months ended September 30, 2007. 56% increase to $17.0 million for the nine months ended September 30, 2008 from $10.8 million for the same period in 2007.

  Earnings from mining operations(1) decreased to ($0.8) million in the third quarter 2008 from $0.5 million for the third quarter 2007 but increased 127% to $2.8 million for the nine months ended September 30, 2008 from $1.2 million for the same period in 2007.

  Cash used in operating activities decreased from $3.6 million in the third quarter of 2007 to $2.4 million in the third quarter of 2008, an improvement of 32%. Cash used in operating activities decreased by $6.0 million to $3.0 million, a 67% improvement, on a year to date basis.

  Record quarterly production of 444,686 silver equivalent ounces (Ag Eq oz) in the third quarter 2008 from 361,107 Ag Eq oz in the third quarter 2007, an increase of 23%. Total year to date production increased by 33% to 1,312,397 Ag Eq oz from 989,900 Ag Eq oz.

  Deep drilling at Cata Mine continued to delineate excellent grades of silver and gold and to extend the strike length of the recently discovered base metal rich zone at a depth of 600 metres.

  Molybdenum-rich skarn discovery at Mapimi Project in Durango expanded to more than 250 metres across and 200 metres thick.

  The new NI 43-101 mineral resource estimate for the Topia Mine comprises Measured & Indicated Mineral Resources of 153,373 tonnes at 501g/t silver (Ag), 0.95g/t gold (Au), 5.38% lead (Pb) and 4.85% zinc (Zn) as well as 98,083 tonnes of 468g/t Ag, 0.97g/t Au, 3.59% Pb and 2.95% Zn in the Inferred category.

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(1) “Earnings from mining operations” is defined as mineral sales less cost of sales (excluding amortization and depletion).

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OVERVIEW

Great Panther Resources Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. On February 20, 2007, Great Panther incorporated an additional subsidiary, Exploraciones Mineras el Rosario, S.A. de C.V., responsible for the exploration and further development of the Company’s mineral properties.

RESTATEMENT

Subsequent to the original filing of the Company’s audited consolidated financial statements for the year ended December 31, 2007 and the unaudited interim financial statements for the periods ended March 31, 2008 and June 30, 2008, the Company determined that mineral sales should be reflected net of the cost of smelting and refining fees charged by counter parties in sales arrangements as the Company has no risk or obligation for the services. The Company previously recorded such smelting and refining fees as a cost of sales.

The restatement has no impact on earnings from mining operations or net loss for the year. The following reflects the effects of the restatements to the financial statements:

	Three months ended June 30, 2008			Six months ended June 30, 2008			Three months ended March 31, 2008			Year ended December 31, 2007
	As originally reported	As restated	Increase (Decrease)	As originally reported	As restated	Increase (Decrease)	As originally reported	As restated	Increase (Decrease)	As originally reported	As restated	Increase (Decrease)
Mineral sales	$7,397,809	$6,717,080	$(680,729)	$13,849,532	12,612,762$	$(1,236,770)	$6,451,723	$5,895,682	$(556,041)	$17,487,070	$15,523,094	$(1,963,976)
Cost of sales (excluding amortization and depletion)	$5,627,263	$4,946,534	$(680,729)	$10,188,505	$8,951,735	$(1,236,770)	$4,561,242	$4,005,201	$(556,041)	$16,116,633	$14,152,657	$(1,963,976)

PRIMARY MINING PROPERTIES

Guanajuato Mine

Operations at Guanajuato were satisfactory during the third quarter of 2008. However the production result, at 236,097 Ag Eq oz was 14% short of the record second quarter production at 275,515 Ag Eq oz.

The average metal content of the ore milled was 1.26 g/t for gold and 179 g/t for silver which, when compared to the second quarter, represents a 9% drop in the silver equivalent grade from 267 g/t to 242 g/t. Plant metal recoveries averaged 77.5% for gold and 83.0% for silver for gold and silver production of 1,166 and 177,810 ounces, respectively.

The plant processed 37,237 tonnes to produce 567 tonnes of concentrate with an excellent quality of 64 g/t gold and 9,755 g/t silver.

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	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2008	2008	2008	2007	2007	2007	2007	2006

Tonnes milled	37,237	38,951	40,393	45,773	60,031	48,403	49,761	39,932

Silver ounces	177,810	201,815	198,663	127,624	155,272	131,683	106,646	52,499
Gold ounces	1,166	1,474	1,369	946	1,147	903	798	420

Silver equivalent ounces
(Ag Eq oz)	236,097(1)	275,515	267,132	174,906	212,617	176,828	146,552	73,995

(1)

For 2008, silver equivalent ounces for each metal were established using commodity prices of: US$800 per oz, US$16 per oz, US$1.15 per lb, and US$1.00 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

The primary reason for the shortfall in metal production was a decline in tonnes and grades of ore mined and processed. Ore grades and tonnage mined at Cata improved, but, for all other areas, the in-situ ore grades declined and, with strict grade control procedures implemented, some potential ore was rejected resulting in slightly lower tonnes and grade of ore milled.

At Cata, cut and fill mining progressed well from the 430-metre level such that the production from Cata accounted for 40% of the total Guanajuato metal production. A decline ramp was driven to access the 460 level and ore development has begun from this level early in the fourth quarter.

At Guanajuatito, the decline ramp was completed to the 50-metre level of the North Zone. Both tonnes mined and grades from the 20-metre level were disappointing compared to the previous quarter. Mining is now scheduled from the two levels and production will improve in the fourth quarter.

The mining of pillars and remnants of ore at San Vicente, Promontorio, Guanajuatito and Rayas continued but with lower grades and tonnes than in previous months. The production plans for these areas are being revised in the fourth quarter due to changes being made to the cut-off values to account

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for the recent drop in metal prices. Increased ore grade and a lower cost per ounce are forecasted as a result of these changes.

The underground mobile equipment fleet was supplemented with the acquisition of two 3.5 yard scoop trams towards the end of the quarter. These are employed in the higher grade areas of Cata and Guanajuatito and are expected to enhance development and production efficiency from those areas such that the fourth quarter will show higher metal production.

Eleven diamond drill holes were completed in the Deep Cata underground exploration drill program for 2,213 metres. Ten short ore definition drill holes were drilled for a total of 429 meters in the Guanajuatito, Cata and Rayas areas.

Changes to the cut-off values, by which the mine production is controlled, will have the impact of increasing the grade of ore processed but at the risk of reduced tonnes. The addition of the two new scoop trams to boost production from the higher grade areas of Cata and Guanajuatito North Zone will offset any reduction in tonnes, such that metal production is forecast to improve in the fourth quarter.

The cash operating cost per ounce of silver (refer to Non-GAAP Measures section) at Guanajuato for the three months ended September 30, 2008 increased to US$16.59 from US$9.70 in the second quarter. The increase in cost per ounce is due to reduced ore grade, increased costs and reduced by-product revenues from gold. Costs were higher due to increased smelter and refining charges, increased development costs, and higher electricity rates. These higher costs, the decrease in production, and the reduced benefit from reduced gold production and price have resulted in a higher cash operating cost per ounce in the third quarter.

	YTD 2008		Q3 2008		Q2 2008		Q1 2008		Fiscal 2007
	CAD Cost of Sales	Per USD Ag oz	CAD Cost of Sales	Per USD Ag oz	CAD Cost of Sales	Per USD Ag oz	CAD Cost of Sales	Per USD Ag oz	CAD Cost of Sales	Per USD Ag oz
Cash production costs	$8,200,939		$2,888,279		$3,020,082		$2,292,578		$7,431,948
Site preparation	1,024,257		429,039		318,309		276,909		1,408,635
Smelter and transportation	1,304,063		605,536		396,445		302,082		1,063,373
Cost of sales	10,529,259		3,922,854		3,734,836		2,871,569		9,903,956
By-product credits(1)	(3,305,437)		(874,426)		(1,424,682)		(1,006,329)		(2,504,177)
Cash operating costs	$7,223,822	$12.01	$3,048,428	$16.59	$2,310,154	$9.70	$1,865,240	$10.51	$7,399,779	$13.95

(1) By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

Topia Mine

The Topia operations continued their record setting improvement with metal production of 208,589 Ag Eq oz which was a 40% increase over the same period in 2007 and a 30% improvement on the previous quarter in 2008. The average grade of ore mined and milled during the three months ended September 30, 2008 was 0.96 g/t gold, 378 g/t silver, 2.8% lead and 4.1% zinc, a 13.5% increase over the previous quarter. The plant processed a combined total of 12,152 tonnes including 2,451 tonnes which was custom milled for local small mines. Overall plant metal recoveries were excellent, at 89.4% for silver, 90.7% for gold, 91.6% for lead, and 88.0% for zinc.

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	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2008	2008	2008	2007	2007	2007	2007	2006
Tonnes milled	9,701	8,649	9,457	8,528	9,509	7,407	8,161	7,205

Silver ounces	105,235	85,320	86,476	82,850	65,884	58,270	72,437	65,921
Gold ounces	271	192	220	241	128	126	148	145
Lead tonnes	246	225	217	194	184	153	204	209
Zinc tonnes	370	218	237	202	204	189	252	245

Silver equivalent ounces
(Ag Eq oz)	208,589	160,557	164,507	171,823	148,490	133,522	171,891	156,556

For the three month period ending September 30, 2008, the Company processed 9,701 tonnes of ore compared to 8,649 tonnes in the previous quarter, an increase of 12%. Production of 208,589 Ag Eq oz during the quarter compared to 160,557 Ag Eq oz for the three months ended June 30, 2008. This 30% increase is due to a combination of increased milled tonnes, improved grades and plant metal recoveries. Metal production during the third quarter of 2008 consisted of 105,235 oz of silver, 271 oz of gold, 542,218 lbs of lead and 814,939 lbs of zinc. This represented the highest ever quarterly totals for silver, gold and lead.

On August 11, 2008, the Company announced an updated mineral resource estimate for Topia. The mineral resource estimate comprises of Measured & Indicated Mineral Resources of 153,373 tonnes at 501g/t Ag, 0.95g/t Au, 5.38% Pb and 4.85% Zn as well as 98,083 tonnes of 468g/t Ag, 0.97g/t Au, 3.59%

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Pb and 2.95% Zn in the Inferred category. The 2008 resource estimate has increased over that of 2006, even after considering the last two years of production. Contained silver is up 11%, gold by 25%, and lead by 6% while zinc stayed the same. At the current production rate of approximately 36,000 tonnes per year, management expects the resources to support a mine life of at least seven more years. This "rolling resource" is typical for underground mines as it is often not cost effective to define a large resource/reserve in advance of mining.

The new estimate provides an update for the Argentina vein only. The estimate delivered by Wardrop in 2006 for the other veins on the property remains unchanged. The latter came largely from the verification of Peñoles’ resources, and are still intact, as mining to date has come from new mine development on these veins. (Resources for the “other veins” were estimated by Wardrop using metal prices as reported in the 2006 report.)

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. As such, much of the surface drilling is used to determine additional Exploration Potential for the veins. This has been estimated in-house for the Don Benito and Argentina veins to demonstrate the potential mineral resources in these areas prior to mine development. According to NI 43-101, Exploration Potential must be reported as ranges and these are presented in the following table. Exploration Potential is conceptual in nature and is based on wide-spaced exploration drilling at Argentina and exploration drilling and development on two levels on the Don Benito vein. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Exploration Potential being delineated as a mineral resource.

Exploration Potential

Vein	Tonnes	Ag	Au	Pb	Zn
Argentina	80-100,000	300-500g/t	1-2g/t	4-6%	2-4%
Don Benito	60-80,000	300-600g/t	1-4g/t	4-8%	3-6%

These tonnages include some of the drilling and development completed during the spring of 2008 (see GPR news releases dated February 19, June 2 and June 23, 2008) and could represent another 4-5 years of mine life with further definition. The Argentina vein remains open to expansion at depth and to the east for approximately 500 metres below old mine workings.

Underground exploration guided by both surface and underground diamond drilling continued at several locations and on a number of different veins throughout the Topia operations. Rehabilitation of former small mines and development of new mines continues to successfully explore and establish new mining areas to increase production. During the quarter, successful exploration was underway in the newly developed mines known as Hormiguera, San Gregorio and El Rosario.

The cash operating cost per ounce of silver (refer to Non-GAAP Measures section) at Topia for the three months ended September 30, 2008 was US$10.83 compared to US$12.20 for the three months ended June 30, 2008. The decrease in cost per ounce is primarily the result of improved ore grades and plant recoveries. In addition, zinc and lead by-product credits increased during the third quarter as a result of increased production partially offset by decreases in metal prices and higher smelting and refining costs.

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	YTD 2008		Q3 2008		Q2 2008		Q1 2008		Fiscal 2007
	CAD Cost of Sales	Per USD Ag oz	CAD Cost of Sales	Per USD Ag oz	CAD Cost of Sales	Per USD Ag oz	CAD Cost of Sales	Per USD Ag oz	CAD Cost of Sales	Per USD Ag oz
Cash production costs	$4,241,790		$1,657,430		$1,377,288		$1,207,072		$4,685,050
Site preparation	193,598		36,478		88,330		68,790		112,830
Smelter and transportation	866,310		482,430		211,075		172,805		568,981
Cost of sales (excluding custom milling)	5,301,698		2,176,338		1,676,693		1,448,667		5,366,861
By-product credits	(2,520,106)		(953,702)		(655,837)		(910,567)		(3,486,368)
Cash operating costs	$2,781,592	$9.90	$1,222,636	$10.83	$1,020,856	$12.20	$538,100	$6.42	$1,880,493	$6.21

PRIMARY MINERAL EXPLORATION PROPERTIES

The Company currently has two significant exploration properties known as the Mapimi Project and the San Antonio Project.

Mapimi Project

The molybdenum (Mo)-rich skarn mineralization being evaluated at the Bull's-Eye Zone on the Mapimi Project in northeastern Durango was expanded to an area in excess of 250 metres in diameter. Highlights include 186.22 metres assaying 0.044% molybdenum in drill hole SK08-048, including a higher grade section of 0.148% Mo over 29.40 metres; 97.25 metres assaying 0.034% Mo, including 0.061% Mo over 15.50 metres in hole SK08-046; 0.029% Mo over 97.20 metres, including 6.85 metres of 0.093% Mo in hole SK08-047; and 205.70 metres averaging 0.024% Mo in hole SK08-038.

In addition, follow-up drilling in the North Zone extended base metal veins of a carbonate replacement style over a for 600 metre strike length. Both the Bull's-Eye and North Zone discoveries are buried and, together with the well-defined La Gloria Ag-Pb-Zn Zone, are interpreted to represent different components of the same mineralizing system that is approximately five kilometres long. The recent drilling at the North Zone has helped to understand the orientation and controls on mineralization such that future drilling can look for higher grade and wider zones at depth in the most favourable geological settings. Metal zoning is evident across this area and it is management’s opinion that potential for additional zones is excellent.

The Company made the option payment and share issuance for the Mapimi Project due in September 2008. However, the preliminary scoping study being undertaken to determine the potential viability of the newly enhanced resource at La Gloria on the Mapimi Project has been deferred due to low commodity prices. In addition, the Company has stopped exploration on the property due to adverse market conditions. There remain many other targets on the property with the potential for additional resources.

San Antonio Project

The San Antonio Project hosts a district-scale gold-copper system with epithermal veins that may be related to a buried porphyry. As Great Panther is focused on silver exploration and production, the gold-copper San Antonio Project became a non-core asset and the decision was made to option it to another company in 2007. Under the terms of the option agreement, Altair Ventures Inc. (“Altair”) can earn a 70% interest in the property by spending $1.2 million on exploration and making certain cash payments and share issuances to Great Panther over a 4-year period. Great Panther owns a 100% interest in the San Antonio Property and is the operator of the project.

In early 2007, field crews identified specific targets for a diamond drilling program that was conducted in the fourth quarter of that year. The program comprised 1,585 metres in 8 holes and demonstrated that there is excellent continuity of the high level structures and silver-gold-lead-zinc mineralization along strike and to depth, especially at San Cayetano, La Gringa, and La Gringa Norte. On surface these three vein / structures are continuous for approximately 400 metres each and they have been followed to depths of 100 - 140 metres. Due to the extreme topography in this part of the project, however, these

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intercepts appear to be still too high within the mineralizing system to determine if the lead-zinc-silver-gold veins progress into a copper-gold zone at depth. Deeper drilling to test this concept may be considered but no field work has been conducted on the property during 2008.

During the first quarter of 2008, Altair renewed its option on the property by making a cash payment of $30,000 and issuing 50,000 shares of Altair to Great Panther.

SELECTED QUARTERLY INFORMATION (in Dollars)

	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Revenue	$4,350,334	$6,717,080	$5,895,682	$4,683,988	$4,109,019	$2,799,098	$3,930,989	$3,616,417
Cost of sales (excluding
amortization and depletion)	$5,184,125	$4,946,534	$4,005,201	$4,558,162	$3,561,305	$2,497,774	$3,535,416	$3,404,652
General and administrative	$1,179,785	$1,623,617	$1,635,411	$1,434,779	$1,173,228	$865,295	$1,199,060	$1,523,169
Stock-based compensation	$60,921	$1,547,350	$-	$-	$444,000	$504,500	$181,000	$3,165,270
Loss for the period	$(5,969,289)	$(4,191,000)	$(2,418,207)	$(6,514,559)	$(4,029,795)	$(5,750,022)	$(3,406,485)	$(7,785,139)
Basic loss per share	$(0.07)	$(0.05)	$(0.03)	$(0.08)	$(0.06)	$(0.08)	$(0.05)	$(0.12)
Adjusted EBITDA (1)	$(4,132,890)	$(1,711,896)	$(1,357,084)	$(2,961,604)	$(2,343,690)	$(4,019,342)	$(2,036,007)	$(3,562,502)
Cash and cash equivalents	$1,096,432	$4,428,801	$5,138,215	$5,357,977	$2,523,680	$2,401,239	$5,579,424	$9,208,048
Current assets	$5,217,914	$9,798,605	$12,582,084	$12,965,297	$9,106,236	$8,095,981	$11,924,549	$14,755,373
Working capital	$2,287,522	$7,369,761	$9,481,430	$10,659,942	$6,813,319	$4,909,509	$10,180,448	$12,533,156

(1) Adjusted EBITDA is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depletion and amortization) is adjusted for stock-based compensation expense. Refer to Non-GAAP Measures section for a reconciliation of standard and adjusted EBITDA to the financial statements.

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production and metal prices. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported loss from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options can result in the recording of significant amounts for stock-based compensation in any given quarter.

THIRD QUARTER DISCUSSION

The Company earned revenue for the three and nine months ended September 30, 2008 of $4.4 million and $17.0 million, respectively, compared to $4.1 million and $10.8 million for the same periods in 2007. These increases are attributed to increased production as well as a general year over year increase in

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silver and gold prices. For the third quarter, these increases were offset by sharply declining lead and zinc prices and higher smelting and refining costs. The combined output at Topia and Guanajuato for the three and nine months ended September 30, 2008 was 444,686 and 1,312,397 Ag Eq oz, respectively, compared with 361,107 and 989,900 Ag Eq oz, respectively, for the same period in 2007. For the three months ended September 30, 2008, silver and gold prices increased year over year by 18% and 28%, respectively, while the price of lead and zinc decreased by 39% and 45%, respectively. For the nine months ended September 30, 2008, silver and gold prices increased by 27% and 35%, respectively, while the price of zinc decreased by 39% and lead remained the same.

Gross revenue decreased by $2.4 million, or 36%, during the third quarter 2008 compared to the second quarter 2008. This decrease is primarily a result of quarter over quarter decreases in metal prices as well as increases in concentrate treatment charges. Compared to the second quarter of 2008, average silver, gold, lead, and zinc prices for the third quarter decreased by 13%, 3%, 17%, and 16%, respectively.

The Company is conducting exploratory diamond drilling and development work at both mines to define higher grade ore for mining.

At Topia, development work continues on many veins with priority on the Argentina and the Don Benito veins, where recent good grades and better widths are already resulting in an increase in production. A further increase in production is expected from these veins in the current year to replace other lower grade areas and areas that become exhausted. New exploratory development started on the formerly mined Cocinera Mine and the new Hormigera, San Gregorio and El Rosario Mines.

At Guanajuato, underground drilling of the deep Cata Clavo continued to test for the high grade depth extension along strike from previous intersections.

The Cata Clavo is being mined from the 430-metre level and the decline is being deepened to provide access to the next 460-metre level. Underground short diamond drill holes are being drilled to confirm ore definition and to explore other extensions of the veins.

Production of the North Zone of Guanajuatito is progressing well on the 20-metre level by cut-and-fill mining while the decline has provided access to the next, 50-metre level, where exploratory development has started.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2008 (UNAUDITED)	12

Total plant throughput for the Topia and Guanajuato operations for the third quarter 2008 was 46,938 tonnes compared to 69,540 tonnes during the third quarter 2007. Throughput also decreased relative to the second quarter of 2008, where 47,600 tonnes was processed. Throughput has decreased from 2007 due to the implementation of a strict grade control policy to maintain ore grades at the optimum level for profitability. Metal recoveries and concentrate quality also improved. These factors have resulted in higher metal production and higher revenues from both operations.

Cost of sales (excluding amortization and depletion) was $5.2 million and $14.1 million for the three and nine months ended September 30, 2008, respectively, compared to $3.6 million and $9.6 million for the same periods in 2007. The year over year increase in cost of sales is primarily due to an increase in silver equivalent production. On a per silver ounce basis, costs have increased marginally. For the three months ended September 30, 2008, the Company incurred a loss from mining operations (revenue, net of cost of sales) of $0.8 million compared to positive earnings from mining operations of $0.5 million in 2007. Earnings from mining operations for the nine months ended September 30, 2008 increased to $2.8 million from $1.2 million for the same period in 2007.

For the three months and nine months ended September 30, 2008, amortization and depletion of mineral properties, plant and equipment increased by $0.2 million and $0.6 million compared to the corresponding periods in 2007. The increases were due to capital purchases made during 2007 and 2008.

Mineral property exploration costs for the three and nine months ended September 30, 2008 were $2.2 million and $6.0 million, respectively, compared to $1.5 million and $4.9 million for the same periods in 2007. In addition to Topia mine exploration costs, the Company continued underground drilling at Guanajuato for most of the quarter. For the nine months ended September 30, 2008, the increase in exploration costs was primarily due to Topia mine exploration. Exploration costs, although expensed during the quarter (in accordance with the Company’s accounting policies), may provide future economic benefits as the zones identified go into production.

General and administrative expenses (“G&A”) were $1.2 million and $4.4 million for the three and nine months ended September 30, 2008 compared to $1.2 and $3.2 million for the same period in 2007. Of the $1.2 million increase for the nine month period, approximately $0.5 million is due to the growth of the Company since the latter part of 2007, which included adding three new senior management positions

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2008 (UNAUDITED)	13

and significantly increasing the depth of the accounting and financial reporting department in Vancouver and Mexico. During the year, the Company also recognized $0.3 million relating to financial statement and internal control audit fees which were not reflected in the first three quarters of 2007. The remaining balance the $1.2 million increase is attributable to $0.2 million incurred in the second quarter for the event celebrating the reopening of the Guanajuato mines, tax planning initiatives, and Value-Added Tax (“VAT”) recovery fees. In addition, during the first quarter of 2008, the Company wrote-off $0.2 million of potentially uncollectible VAT receivable.

The Company incurred non-cash stock-based compensation expense of $1.6 million for the nine months ended September 30, 2008 compared to $1.1 million for the same period in 2007. Of the $0.5 million increase, $0.4 million is due to re-pricing of incentive stock options from $2.65 and $2.00 to $1.42 during the second quarter. The balance of the increase is due to a net increase in options granted in 2008.

Interest expense for the nine months ended September 30, 2008 increased by $0.2 million compared to the same period in 2007. This increase primarily relates to interest for the $4.05 million convertible notes assumed in the third quarter of 2007 for which the impact was not fully reflected in the first two quarters of 2007.

For the three and nine months ended September 30, 2008, the Company posted foreign exchange gains of $0.1 million and $0.4 million compared to foreign exchange losses of $0.3 million and $1.6 million for the same periods in 2007. This is mainly a result of the stronger Canadian dollar against the United States dollar and Mexican peso for most of 2008.

Losses for the three and nine months ended September 30, 2008 were $6.0 and $12.6 million, respectively, compared to $4.0 and $13.2 million for the same periods in 2007. Earnings from operations, foreign exchange gains, and recovery of the future income tax liability that was recognized in 2007 were offset by increases in other expenses as a result of the Company’s growth and exploration activity.

Adjusted EBITDA loss (refer to “Standard and Adjusted EBITDA (Non-GAAP Measures)” section below) increased to $4.1 million from $2.3 million during the quarter. For the nine months ended September 30, 2008, adjusted EBITDA loss decreased to $7.2 million compared $8.4 million for the same period in 2007.

NON-GAAP MEASURES

Cash Costs per Ounce of Silver

During the fourth quarter of 2007, the Company changed its method for calculating cash cost per ounce of silver. In the past, these calculations were based on produced ounces; however, the Company now calculates its cash cost per ounce on the more widely-used methodology based on the silver ounces for which the Company is paid. The Company is now also calculating its cost per ounce net of by-product credits which is a more commonly used industry practice.

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our Consolidated Statement of Operations for the second and first quarters of 2008 and fiscal 2007.

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	YTD 2008 (Restated)			Fiscal 2007 (Restated)
	Topia	Guanjuato	Total	Topia	Guanjuato	Total
CAD Cost of sales	4,823,271	9,312,589	14,135,860	5,225,733	8,926,924	14,152,657
Add/(subtract):
Smelting and refining	1,356,333	1,216,670	2,573,003	987,004	977,032	1,964,036
CAD Gross by-product revenue (1)	(3,166,892)	(3,305,437)	(6,472,329)	(3,992,422)	(2,504,177)	(6,496,599)
Cost of custom milling	(231,120)	-	(231,120)	(339,822)	-	(339,822)
CAD Cash Operating Costs	2,781,592	7,223,822	10,005,414	1,880,493	7,399,779	9,280,272
USD Cash Operating Costs A	2,730,261	7,090,521	9,820,782	1,749,654	6,884,869	8,634,523
Payable Silver Production B	275,750	590,312	866,062	281,550	493,383	774,933
USD Cash Cost per Ounce of Silver A/B	$9.90	$12.01	$11.34	$6.21	$13.95	$11.14

(1)	Gross by-product revenue is revenue, before smelting and refining, derived from the by-products of silver, specifically gold, lead and zinc at Topia and gold at Guanajuato.

	Quarter 3 2008			Quarter 2 2008 (Restated)			Quarter 1 2008 (Restated)
	Topia	Guanjuato	Total	Topia	Guanjuato	Total	Topia	Guanjuato	Total
CAD Cost of sales	1,840,267	3,343,858	5,184,125	1,582,921	3,363,613	4,946,534	1,400,083	2,605,118	4,005,201
Add/(subtract):
Smelting and refining	757,237	578,996	1,336,233	309,506	371,223	680,729	289,590	266,451	556,041
CAD Gross by-product revenue	(1,301,338)	(874,426)	(2,175,764)	(793,571)	(1,424,682)	(2,218,253)	(1,071,983)	(1,006,329)	(2,078,312)
Cost of custom milling	(73,530)	-	(73,530)	(78,000)	-	(78,000)	(79,590)	-	(79,590)
CAD Cash Operating Costs	1,222,636	3,048,428	4,271,064	1,020,856	2,310,154	3,331,010	538,100	1,865,240	2,403,340
USD Cash Operating Costs A	1,182,487	2,941,723	4,124,210	1,010,748	2,287,281	3,298,029	537,026	1,861,517	2,398,543
Payable Silver Production B	109,228	177,351	286,579	82,854	235,881	318,735	83,668	177,080	260,748
USD Cash Cost per Ounce of Silver A/B	$10.83	$16.59	$14.39 $	12.20	$9.70	$10.35	$6.42	$10.51	$9.20

Standard and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. While EBITDA does not currently have a standardized meaning, the Company has used the draft definition set out by the CICA’s Canadian Performance Reporting Board (“CPRB”). The CPRB defines Standardized EBITDA as revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included throughout this document. Under GAAP, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash, but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for these expenses.

The following table provides a reconciliation of Adjusted and Standardized EBITDA to the financial statements:

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2008 (UNAUDITED)	15

	Q3 2008	Q3 2007	YTD 2008	YTD 2007
Loss for the period	$(5,969,289)	$(4,029,795)	$(12,578,496)	$(13,186,302)
Provision for income taxes	293,349	(91,171)	(413,147)	344,006
Interest expense	293,281	332,462	845,375	608,640
Amortization and depletion of mineral
properties, plant and equipment	1,188,848	1,000,814	3,336,127	2,698,999

Standardized EBITDA	(4,193,811)	(2,787,690)	(8,810,141)	(9,534,657)
Stock-based compesation	60,921	444,000	1,608,271	1,129,500
Adjusted EBITDA	$(4,132,890)	$(2,343,690)	$(7,201,870)	$(8,405,157)

LIQUIDITY AND CAPITAL RESOURCES

The unaudited consolidated financial statements of the Company for the three and nine months ended September 30, 2008 were prepared in accordance with GAAP applicable to a going concern which assumes that the Company will realize its assets, discharge its liabilities and meet its future obligations in the normal course of business. Accordingly, the financial statements do not include any adjustments to the recoverability and reclassification of recorded assets, or the amounts or classification of liabilities that might be necessary should be the Company be unable to continue as a going concern.

While the financial statements for the three and nine months ended September 30, 2008 were prepared on the basis of accounting principles applicable to a going concern, current market conditions including volatile metal prices, higher operating costs and limited availability of financing cast substantial doubt upon the validity of this assumption.

For the nine months ended September 30, 2008, the Company incurred a loss of $12.6 million and used cash in operations of $3.0 million. The Company had cash and cash equivalents of $1.1 million as at September 30, 2008 as compared to $2.5 million as at September 30, 2007. The Company had working capital of $2.3 million as at September 30, 2008 compared with working capital of $6.8 million as at September 30, 2007. Working capital decreased by $5.1 million from $7.4 million compared to June 30, 2008. During the third quarter, the Company utilized cash on hand to fund operations as well as mineral property and capital expenditures.

In light of the recent decline in metal prices and deteriorating global economic conditions, there is no assurance that working capital together with net revenues from increasing production, will be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months. As a result, management has undertaken a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, obtaining more favourable smelter terms with a new customer, lowering headcount, and considering other financing alternatives for its operations. Although there is no assurance the Company will be successful in these actions, management expects that it will be able to secure the necessary financing and improvement in cash flows from operations to enable it to continue as a going concern.

Great Panther does not have access to any lines of credit nor does the Company have any off-balance sheet financing arrangements. At this time, Great Panther does not use hedges or other financial derivatives.

Operating Activities

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Cash flow used in operating activities, after working capital adjustments, decreased by $1.2 million from $3.6 million to $2.4 million for the three month period ended September 30, 2008. This decrease was primarily due to positive cash flow generated by the mines during the year.

Investing Activities

For the three months ended September 30, 2008, the Company had a net cash outflow from investing activities, primarily for the purchase of mineral properties and capital assets, of $0.6 million compared with $0.9 million for the three months ended September 30, 2007. The Company also acquired, through capital leases, two underground loaders for the Guanajuato mine with a cost of $0.8 million.

Financing Activities

During the three months ended September 30, 2008, the Company entered into a capital lease agreement. The principal amount of the lease obligation of US$745,476 is repayable quarterly over two years at an interest rate of 9.62% per annum. Total minimum lease payments amount to US$840,350.

Contractual Obligations

The following table outlines the contractual obligations of the Company at September 30, 2008:

		Less than	1 – 3	4 – 5	After
	Total	1 year	Years	Years	5 years

Long-term debt(1)	$6,070,000	$-	$2,020,000	$4,050,000	$-
Purchase and	4,129,000	624,000	2,600,000	905,000	-
lease obligations(2)

Total obligations	$10,199,000	$624,000	$4,620,000	$4,955,000	$-

(1)	These payments relate to the Convertible Notes which may be converted into common shares of the Company at the holders’ option at any time.
(2)	Purchase and lease obligations include commitments for laboratory and drilling services and lease payments for operating and capital leases.

OUTLOOK

With the current economic environment in which financing and credit is limited and foreign exchange rates and metals prices are volatile, management is reviewing the effects of the current conditions on its business. While it is difficult to forecast metal prices, fourth quarter earnings are expected to be impacted negatively if prices remain at current levels. As discussed in more detail above, management has undertaken a plan to significantly reduce costs throughout all areas of the organization.

The Company’s operating strategy continues to be to enhance mine exploration and development by focusing on higher grade areas, to strictly control, and thereby increase, production grade, and to continuously improve plant performance in order that the operations are clearly profitable. From this solid foundation, the production throughput will be increased and other opportunities can be exploited.

With the third quarter metal production, Great Panther is on target to meet or exceed its annual goal of 1.75 million Ag Eq oz. The recent fall in metal prices have led operations to review and revise plans to remain profitable. In some instances, this has meant reducing production where the direct costs to mine and process the ore are in excess of the net smelter return. For this reason the target of 1.75 million Ag Eq oz, while still achievable, may be compromised to ensure only profitable production.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2008 (UNAUDITED)	17

In the fourth quarter 2008, production from Guanajuato will benefit from the recent addition of two new 3.5yd³ underground loaders as well as the start-up of two cut and fill stoping levels at Cata and Guanajuatito. Deepening of the Guanajuatito area in the northwest portion of the mine property reached the 50-metre level where a cut and fill operation is being established in the North Zone. Deepening of the Cata decline reached the 460-metre level in October where a second cut and fill operation will be started in the Cata Clavo. Both areas contain ore of higher than average grades. Management expects a further 40% improvement in metal production over the next 12 months.

Topia management has focused its attention towards the clean mining (lower dilution) of higher grade veins, such as Argentina and Don Benito and, in recent months, has been successful in identifying and developing new higher grade veins such as the Recompensa, San Gregorio and Hormiguera (Cantarranas East). Much of the ore delivered to the mill is typically derived from exploration development and this will gradually be reduced and replaced by ore from stoping which is more cost efficient and of cleaner quality.

Although management has implemented a disciplined cost reduction and grade control plan and is actively pursuing various financing alternatives for the Company, there is no assurance the Company will be successful in these actions. However, it is management’s belief that it will be able to achieve improvements in cash flows from operations as well as secure the necessary financing to enable it to realize its assets and liquidate its liabilities in the normal course of business.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	Q3 2008	Q3 2007	YTD 2008	YTD 2007

Consulting fees paid or accrued to companies
controlled by directors of the Company	$150,773	$116,500	$438,076	$402,500

Consulting fees paid or accrued to companies
controlled by officers of the Company	$69,847	$107,516	$229,181	$308,070

Cost recoveries received or accrued from a company
with a common director of the Company	$16,632	$149,448	$83,162	$275,507

Office and administration fees paid or accrued to a
company controlled by a director of the Company	$8,488	$9,700	$27,591	$30,062

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

(a)	Capital Disclosures:

Section 1535, Capital Disclosures, requires additional disclosures about the Company’s capital and how it is managed. The additional disclosure includes quantitative and qualitative information regarding the Corporation’s objectives, policies and processes for managing capital. The new disclosures are provided in Note 14 of the accompanying consolidated financial statements.

(c)	Financial Instruments – Disclosure and Presentation:

Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, replace Section 3861, Financial Instruments – Disclosure and Presentation, require

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2008 (UNAUDITED)	18

disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which the Company is exposed and how it manages those risks. The new disclosures are provided in Notes 15 and 16 of the accompanying financial statements.

(c)	Inventories:

Effective January 1, 2008, the Company adopted Section 3031, Inventories, which replaces Section 3030. The new standard provides guidance on the determination of cost and subsequent recognition as an expense, including any write-down to net realizable value. The Section also provides guidance on the cost formulas that are used to assign costs to inventories.

The Company’s production inventories are measured at the lower of weighted average cost and net realizable value. Costs include all costs directly related to production, variable production costs, and fixed overhead. Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period or if they can only be used in connection with an item of property, plant, and equipment.

The adoption of this new standard had no financial effect on the consolidated financial statements.

NEW ACCOUNTING STANDARDS

(a)	Goodwill and Intangible Assets:

Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard is effective for interim and annual financial statements beginning January 1, 2009. The Company does not expect the adoption of this Section to have a significant effect on its financial statements.

(b)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

The Company is developing an IFRS conversion plan and has completed a high-level preliminary assessment which prioritizes how each IFRS standard will impact the financial statements. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 81,654,521 common shares issued and 6,961,700 options outstanding.

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Three convertible notes with a total carrying value of $6,070,000 carry a conversion feature whereby they may be converted into 3,330,303 common shares of the Company at a weighted average price of $1.82 per share.

Fully diluted, the issued and outstanding shares of the Company would be 91,946,524.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; cash flows; currency fluctuations; increases in production costs; differences in recovery rates from those expected; and other general market and industry conditions.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason. Risks that could cause the Company’s actual results to materially differ from its current expectations are described in Great Panther’s 2007 Annual Management’s Discussion and Analysis. The risk profile of the Company as at the date of this MD&A remains substantially the same.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Resources Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

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